# SEC Schedule 13D/A (Amendment No. 7) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Power REIT, CIK 0001532619
CUSIP: 73933H309
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 301 WINDING ROAD, 301 WINDING ROAD, OLD BETHPAGE, New York (NY), 11804
Date of event which requires filing of this statement: 08/12/2026
Amends the filing with accession number 0001042634-25-000004
Filed by CIK 0001042634
Persons authorized to receive notices and communications: Henry Posner III, 535 Smithfield Street, Suite 960, Pittsburgh, Pennsylvania (PA), 15222, 412-928-7700; Briar McNutt, Epstein Becker & Green, P.C., 875 Third Avenue, New York, New York (NY), 10022, 212-351-4500

## Reporting persons
- POSNER HENRY III (CIK 0001042634): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 34,000; shared voting power 0; sole dispositive power 34,000; shared dispositive power 0; aggregate amount beneficially owned 34,000 (9.3% of the class)
  Comment: This Amendment No. 7 to Schedule 13D (this "Amendment No. 7") amends and supplements the Schedule 13D originally filed with the SEC by the Reporting Person with respect to the Issuer on December 1, 2025 (the "Schedule 13D"), as amended by Amendment No. 1 to Schedule 13D filed on December 4, 2025, Amendment No. 2 to Schedule 13D filed on December 11, 2025, Amendment No. 3 to Schedule 13D filed on December 17, 2025, Amendment No. 4 to Schedule 13 filed on December 23, 2025 ("Amendment No. 4"), Amendment No. 5 to Schedule 13D filed on December 29, 2025, and Amendment No. 6 to Schedule 13D filed on February 10, 2026 ("Amendment No. 6") (collectively, the "Schedule 13D/A"). Capitalized terms used herein have the meanings ascribed to them in the Schedule 13D/A.
  
  The principal purpose of this Amendment No. 7 is to update certain information previously reported in Item 5 (Interest in Securities of the Issuer) following the Issuer's one-for-ten reverse stock split of shares of the Issuer's common stock, $0.001 par value per share (the "Common Stock") on June 2, 2026 and the Issuer's disclosure of outstanding shares of Common Stock as of August 6, 2026 in its Quarterly Report on Form 10-Q filed with the SEC on August 12, 2026. The Reporting Person has not effected any acquisitions or dispositions of shares of the Issuer's Common Stock since the filing of Amendment No. 4. Except as set forth in this Amendment No. 7, the information in Schedule 13D/A remains unchanged.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001 per share
Name of issuer: Power REIT
Address of issuer's principal executive offices: 301 WINDING ROAD, 301 WINDING ROAD, OLD BETHPAGE, New York (NY), 11804

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The Reporting Person may be deemed to beneficially own 34,000 shares of the Issuer's Common Stock, representing 9.3% of the Issuer's outstanding Common Stock, which is calculated based on 367,120 shares of Common Stock outstanding as of August 6, 2026, as disclosed by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2026, filed with the SEC on August 12, 2026.
Number of shares as to which each person has sole or shared power to vote or dispose: The Reporting Person has sole voting and dispositive power of 34,000 shares of Common Stock. The Reporting Person does not share any voting or dispositive power with respect to his ownership of the Issuer's Common Stock.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: 99.2 Power of Attorney by Henry Posner III for Executing Schedule 13D and Schedule 13G (incorporated by reference from Exhibit 99.2 to Schedule 13D of Reporting Person dated November 24, 2025 and filed with the SEC on December 1, 2025).

## Signatures
- POSNER HENRY III: /s/ Briar McNutt, Briar McNutt by POA from Henry Posner III, Reporting Person (08/14/2026)
Comment: Power of Attorney by Henry Posner III for Executing Schedule 13D and Schedule 13G (incorporated by reference from Exhibit 99.2 to the Schedule 13D of Reporting Person dated November 24, 2025 and filed with the Securities and Exchange Commission on December 1, 2025)